McKesson Corporation One Post Street San Francisco, CA 94104 Tel: 415-983-8300

Via EDGAR and EMAIL (McallisterB@SEC.GOV)

October 17, 2011

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	McKesson Corporation
Form 8-K dated July 28, 2011
File No. 001-13252

Dear Ms. Jenkins:

On behalf of McKesson Corporation (the “Company” or “we” and other similar pronouns), we are responding to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated October 7, 2011. We have recited the Staff’s comment in bold type below and have followed the comment with the Company’s response.

1.	We note your response to comment one of our letter dated August 24, 2011 regarding “Adjusted Earnings”. We note your statement that the measure, Adjusted Earnings, assists investors in comparing your financial results to those of other companies in the same industry. However, this measure does not have a uniform definition and its title does not describe how it is calculated. Accordingly, please clarify that this measure may be defined and calculated differently by other companies in the same industry.

In ensuing periodic and current reports submitted by the Company to the Commission that include the referenced measure, Adjusted Earnings, we will clarify that this measure may be defined and calculated differently by other companies in the same industry. For the Staff’s reference, a preliminary draft of such disclosure is provided below. We have marked the disclosure against the insert previously provided in response to comment number one to the Staff’s comment letter dated August 24, 2011, submitted by the Company to the Commission on September 16, 2011. As previously described in our response letter, when required by Regulation S-K or Regulation G we will provide additional disclosure regarding Adjusted Earnings in ensuing periodic and current reports submitted by the Company to the Commission.

The Company believes the presentation of non-GAAP measures such as Adjusted Earnings provides useful supplemental information to investors with regard to its core operating performance, as well as assists with the comparison of its past financial

Ms. Tia Jenkins

U.S. Securities and Exchange Commission

October 17, 2011

performance to the Company’s future financial results. Moreover, the Company believes that the presentation of Adjusted Earnings assists investors’ ability to compare its financial results to those of other companies in the same industry. However, the Company’s Adjusted Earnings measure may be defined and calculated differently by other companies in the same industry.

The Company internally uses non-GAAP financial measures such as Adjusted Earnings in connection with its own financial planning and reporting processes. Specifically, Adjusted Earnings serves as one of the measures management utilizes when allocating resources, deploying capital and assessing business performance and employee incentive compensation. Nonetheless, non-GAAP financial results and related measures disclosed by the Company should not be considered a substitute for, nor superior to, financial results and measures as determined or calculated in accordance with GAAP.

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In closing, as you requested, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact either Nigel A. Rees, Vice President and Controller, at (415) 983-9390, or me at (415) 983-8882. Thank you for your assistance.

Sincerely,

/s/ Jeffrey C. Campbell

Jeffrey C. Campbell

Executive Vice President and Chief Financial Officer

cc:	Brian McAllister, U.S. Securities and Exchange Commission
Nasreen Mohammed, U.S. Securities and Exchange Commission
Laureen E. Seeger, McKesson Corporation
Nigel A. Rees, McKesson Corporation
John G. Saia, McKesson Corporation